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Exhibit (a)(5)(B)

Michael P. Connors Chairman and Chief Executive Officer

March 10, 2016
Dear Colleagues,

        Yesterday, we announced plans to repurchase up to $12 million of our ISG common stock through a process called a "modified Dutch auction" tender offer. As part of this process, we are offering to purchase ISG shares at a price range of between $3.30 and $4.00. The details of this process are included in the press release from yesterday and in public filings available on the Securities and Exchange Commission (SEC) website. What basically happens is that the number of shares we end up purchasing and the price at which we purchase them will depend on how many shareholders indicate their interest to sell their shares to ISG and at what price, subject to the terms and conditions of the tender offer.

        We believe that the tender offer is a prudent use of our financial resources given our business profile, assets and the current market price for our shares. This tender offer reflects our confidence in our future outlook and long-term value. Accordingly, we believe that an investment in our shares at the range of offered prices continues to represent an attractive use of our available cash. We believe that shrinking our equity base, in conjunction with continued appropriate investment in our business, will create long-term value for our stockholders.

        The attached document answers several questions related to the tender offer. If you have additional questions regarding this announcement, please contact Jim Cravens, our Chief HR and Communications Officer (Jim.Cravens@isg-one.com). Additionally, a copy of the tender offer documents can be found on our Investor Relations website, isg-one.com

        All external inquiries should be directed to Innisfree M&A Incorporated, the information agent for the tender offer, from the US and Canada toll-free (888) 750-5834 and from other locations at (412) 232-3651.

Best regards,

Information Services Group, Inc. Two Stamford Plaza 281 Tresser Boulevard, Stamford, CT 06901	t: 203 517 3100 f: 203 517 3199 www.isg-one.com

TENDER OFFER QUESTIONS AND ANSWERS

Q1   Who is offering to purchase my shares?

        We (Information Services Group, Inc.) are offering to purchase shares.

Q2   What is a tender offer and share repurchase?

        ISG is offering to repurchase from its existing stockholders up to $12 million of its issued and outstanding common shares at a price between $3.30 and $4.00 (the "tender offer"). The tender offer is commencing today, March 10, 2016, whereby stockholders interested in participating will be asked to "tender" their shares to ISG at a price between the proposed range, by no later than April 7, 2016, the expiration date, although the expiration date may be extended by ISG. ISG's obligation to purchase shares in the tender offer is subject to conditions that are described in the offer to purchase and the other tender offer documents filed with the SEC.

Q3   Why is ISG making the tender offer?

        We believe that the tender offer provides an efficient method of returning capital to our stockholders while providing long-term stockholder value. Further, we believe that ISG's common stock is undervalued and that the tender offer is a prudent use of the ISG's financial resources given our confidence in our long-term financial outlook, the strength of the firm's balance sheet, and its potential growth opportunities. The tender offer also represents the opportunity for ISG to return cash to stockholders who elect to tender their shares.

Q4   Following the tender offer, will ISG continue as a public company?

        Yes. The completion of the tender offer in accordance with its terms and conditions will not cause ISG's shares to cease to be listed on The NASDAQ Stock Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

Q5   What will be the form of payment of the purchase price?

        If your shares are purchased in the tender offer, you will be paid the purchase price in cash, less any applicable withholding taxes and without interest, for all your shares that we purchase pursuant to the tender offer. We will pay the purchase price promptly after the expiration of the tender offer period.

Q6   How will ISG pay for the shares?

        The maximum value of shares purchased in the tender offer will be $12.0 million. We intend to pay for the share repurchase with a combination of cash on hand and borrowings under the revolving line of credit component of our existing credit facility with Bank of America, N.A.

Q7   Will the tender offer have any impact on the business operations of ISG or my employment?

        No. ISG will continue its business operations as usual without interruption. The tender offer does not affect your employment.

Q8   What will be the purchase price for the shares?

        We are conducting an offer by means of a modified "Dutch auction." We are offering to purchase shares having an aggregate purchase price of no more than $12.0 million, upon the terms and subject to the conditions of the tender offer, at a purchase price of not less than $3.30 and not more than

$4.00 per share, less any applicable withholding taxes and without interest, for each share of common stock we purchase pursuant to the tender offer. We will determine the purchase price as promptly as practicable after the tender offer expires. We will select the lowest purchase price, not less than $3.30 and not more than $4.00 per share, that will allow us to purchase that number of shares having an aggregate purchase price of $12.0 million, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $12.0 million are properly tendered and not properly withdrawn, we will buy all shares properly tendered and not properly withdrawn.

Q9   Can employees participate in the tender offer?

        While our Board of Directors has authorized the tender offer, it has not, nor has the Company, management, the Dealer Manager, the Information Agent or the Depositary of the tender offer made any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares.

        If you are a holder of restricted stock units (RSUs), you may only tender shares that you have acquired through vesting of such equity awards. If you are a participant in the Company's Employee Stock Purchase Plan ("ESPP"), you may tender shares that you have purchased through the ESPP through the purchase period ending September 30, 2015. You are not eligible to tender shares that you purchased in the purchase period ending December 31, 2015 or the current purchase period that will end on March 31, 2016 (even if you have made purchase contributions via payroll deductions during the current purchase period). If you have purchased shares through the ESPP up to and including the purchase period that ended September 30, 2015, and hold such shares at Solium Capital (the administrator of our ESPP) ("Solium"), contact Solium at toll-free (Continental U.S. and Canada): (877) 380-7793 (International): International Calling Code + (403) 515-3909 and request that Solium tender your shares. If you have transferred your ESPP shares from Solium to another account, such shares will need to be tendered in the tender offer from that account.

Q10 How do I tender my shares?

        The tender offer will expire at 5:00 p.m., New York City time, on April 7, 2016, unless the offer is extended or withdrawn. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting Innisfree M&A Incorporated, the information agent for the tender offer, from the US and Canada toll-free (888) 750-5834 and from other locations at (412) 232-3651. If you hold your stock in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Q11 What if I do not want to participate in the tender offer?

        If you do not wish to participate in the tender offer, you do not need to take any action.

Q12 Whom do I contact with questions?

        For internal questions, please contact Jim Cravens (Jim.Cravens@isg-one.com). For all external inquiries, or questions about tendering your shares, please direct them to the information agent for the tender offer, Innisfree M&A Incorporated from the US and Canada toll-free (888) 750-5834 and from other locations at (412) 232-3651.

        The discussion of the tender offer contained in this email and the accompanying questions and answers are for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of an offer to sell the Company's shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO (the "Tender Offer Statement") with the Securities and Exchange Commission ("SEC"). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC's website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

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TENDER OFFER QUESTIONS AND ANSWERS